

November 17, 2011

<u>Via E-mail</u>
Mr. Norman E. Johnson
Chief Executive Officer and Director
CLARCOR Inc.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067

> **Re: CLARCOR Inc.**
> **Form 10-K for the fiscal year ended November 27, 2010**
> **Filed January 21, 2011**
> **File No. 001-11024**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended November 27, 2010</u>

<u>Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

1. On page 10, you indicate that materials comprise the largest component of your costs, representing over 40% of the cost of your net sales in fiscal year 2010 and that an increase in the price of such items could further materially increase your operating costs and materially adversely affect your profit margins if you cannot recoup such cost through price increases to your customers. However, your discussion and analysis of costs of goods sold is significantly limited and in the context of gross profit, which does not address your expenses directly. Therefore, it is not clear how such brief disclosure adequately discusses and analyzes your results sufficient to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results. In this regard, your gross profit disclosures should be supplemented with or, preferably, replaced by a discussion costs

on a stand-alone basis. Such disclosures should also clearly identity the major cost components included in cost of sales. Further, such disclosure should quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary or not vary when expected to. Materiality should be assessed in relation to your consolidated performance measures. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each significant component to the total change in cost of sales. In addition, instead of netting the impact of material variances in components of cost of sales that offset each other, they should be separately disclosed, quantified, and discussed. Also, please ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes. For example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes. Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level, which may make disclosure at the consolidated level not needed. Please note that you should revise to provide discussion and analysis of cost of sales at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of profit. Please provide us with a copy of your intended revised disclosure.

2.   With respect to your overall results of operations disclosure, we encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear:

- use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and

- refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

In particular, it appears that your disclosures should be revised to quantify the effects that changes in both price and volume had on consolidated and segment sales. Such disclosures should also discuss whether price increases resulted from the pass through of cost increases to your customers.

3.   Please tell us what consideration you gave to providing trend disclosure that illustrates management's conclusion regarding the impact of current key economic factors on your cost structure. For example, tell us what consideration you gave to including a discussion that details the impact that pricing pressures, in energy and/or commodity costs, had on sales and cost trends.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 36

4.   You indicate that an increase in raw material costs could materially adversely affect your profit margins, and items could further materially increase your operating costs and materially adversely affect your profit margins if you cannot recoup such cost through price

increases to your customers. In this regard, please tell us what consideration you gave to providing a sensitivity analysis that details the potential impact of a material increase or decrease to commodity and energy costs, without regard to the potential recovery of such costs through price increases to your customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief